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                              August 18, 2022

       Xavier Martinez
       Chief Financial Officer
       APx Acquisition Corp. I
       Juan Salvador Agraz 65
       Contadero, Cuajimalpa de Morelos
       Mexico City, Mexico 05370

                                                        Re: APx Acquisition
Corp. I
                                                            Form 8-K filed on
August 18, 2022
                                                            File No. 001-41125

       Dear Xavier Martinez:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 8-K filed on August 18, 2022

       Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or
       Completed Interim Review.

   1. Please amend your Form 8-K to include a statement of whether the audit committee, or the board of directors
in the absence of an audit committee, or authorized officer or officers discussed with
the registrant's independent accountant the matters disclosed in the filing pursuant to this
Item 4.02(a).
 Xavier Martinez
APx Acquisition Corp. I
August 18, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Babette Cooper at 202-551-3396 with any questions.



                                                          Sincerely,
FirstName LastNameXavier Martinez
                                                          Division of
Corporation Finance
Comapany NameAPx Acquisition Corp. I
                                                          Office of Real Estate
& Construction
August 18, 2022 Page 2
cc:       Maurice Blanco
FirstName LastName